UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             washington, D.C. 20549

                                 SCHEDULE 13E-3


              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                GUCCI GROUP N.V.
                                (Name of Issuer)

                               FINANCIERE MAROTHI
                            SCHOLEFIELD GOODMAN B.V.
                       (Name of Persons Filing Statement)

                  COMMON SHARES, NOMINAL VALUE E 1.02 PER SHARE
                         (Title of Class of Securities)

                                    401566104
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                                 SERGE WEINBERG
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                10, AVENUE HOCHE
                              75381 PARIS CEDEX 08
                                     FRANCE
                             (001 33 1) 45 64 61 00
      (Name, Address, and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                          ----------------------------

                                    Copy to:

                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                  212-403-1000

This statement is filed in connection with (check the appropriate box):

a.            [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.            [ ] The filing of a registration statement under the
                  Securities Act of 1933.
c.            [x] A tender offer.
d.            [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [x]

                            CALCULATION OF FILING FEE
================================================================================
           Transaction Valuation *           Amount of Filing Fee **
              $3,171,786,883.44                    $401,865.40
================================================================================
*   Estimated for the purposes of calculating the amount of the filing fee only.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


               Amount Previously Paid:  $401,865.40
               Form or Registration No.:  Schedule TO
               Filing Parties: Pinault-Printemps-Redoute S.A.
               Date Filed:  April 1, 2004

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed on April 28, 2004, on behalf of Financiere Marothi, a SOCIETE A RESPONSABILITE LIMITEE organized under the laws of the Republic of France ("Marothi"), and Scholefield Goodman B.V., a private limited company organized under the laws of The Netherlands ("Scholefield"). Scholefield is a wholly owned subsidiary of Marothi, and Marothi is a wholly owned subsidiary of Pinault-Printemps-Redoute S.A., a SOCIETE ANONYME with a management board and supervisory board and organized under the laws of the Republic of France ("PPR"). The subject company is Gucci Group N.V., a NAAMLOOZE VENNOOTSCHAP organized under the laws of the Netherlands ("Gucci"). Scholefield currently holds 67,540,154 Common Shares, nominal value (euro) 1.02 per share (the "Shares"), of Gucci, or approximately 66.83% of the outstanding Shares. The Schedule 13E-3 relates to the offer by PPR to purchase any and all outstanding Shares that are not directly or indirectly beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed by PPR in a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, dated April 1, 2004 and amended on April 2, 2004, April 20, 2004, April 22, 2004, April 23, 2004, April 28, 2004, April 30, 2004, May 3, May 5, 2004 and May 21, 2004 (as
amended, the "Schedule TO").

         The information set forth in the Schedule TO, including the information set forth in the Offer to Purchase, including all schedules, appendices and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3.


Item 16.  Exhibits.

         Item 16 is hereby amended and supplemented by adding thereto the following:

       "(a)(32) Advertisement of Gucci dated April 28, 2004 (incorporated by reference to Exhibit (a)(32) of the Schedule TO)
        (a)(33) Press release issued by PPR dated April 29, 2004 (incoporated by reference to Exhibit (a)(33) of the Schedule TO)
        (a)(34) Press release issued by PPR dated April 29, 2004 (incorporated by reference to Exhibit (a)(34) of the Schedule TO)
        (a)(35) Press release issued by PPR dated April 30, 2004 (incorporated by reference to Exhibit (a)(35) of the Schedule TO)
        (a)(36) Dutch advertisement dated April 30, 2004 (incorporated by reference to Exhibit (a)(36) of the Schedule TO)
        (a)(37) Press release issued by PPR dated May 21, 2004 (incorporated by reference to Exhibit (a)(37) of the Schedule TO)
        (d)(7) Form of mutual non-disparagement and release agreement (incorporated by reference to Exhibit (d)(7) of the Schedule TO)"

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                                     FINANCIERE MAROTHI


                                                     /s/ Gilles Linard
                                                     ---------------------------

                                                     Name:   Gilles Linard
                                                     Title:  Manager





                                                     SCHOLEFIELD GOODMAN B.V.


                                                     /s/ Serge Weinberg
                                                     ---------------------------

                                                     Name:   Serge Weinberg
                                                     Title:  Director





                                                     Date:  May 24, 2004

                                  EXHIBIT INDEX


           (a)(32) Advertisement of Gucci dated April 28, 2004 (incorporated by reference to Exhibit (a)(32) of the Schedule TO)
           (a)(33) Press release issued by PPR dated April 29, 2004 (incoporated by reference to Exhibit (a)(33) of the Schedule TO)
           (a)(34) Press release issued by PPR dated April 29, 2004 (incorporated by reference to Exhibit (a)(34) of the Schedule TO)
           (a)(35) Press release issued by PPR dated April 30, 2004 (incorporated by reference to Exhibit (a)(35) of the Schedule TO)
           (a)(36) Dutch advertisement dated April 30, 2004 (incorporated by reference to Exhibit (a)(36) of the Schedule TO)
           (a)(37) Press release issued by PPR dated May 21, 2004 (incorporated by reference to Exhibit (a)(37) of the Schedule TO)
           (d)(7) Form of mutual non-disparagement and release agreement (incorporated by reference to Exhibit (d)(7) of the Schedule TO)